CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Autocallable Absolute Return Barrier Notes	$14,216,860	$436.46
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)2 Registration Statement No. 333-132747 Dated October 24, 2007

100% Principal Protection Autocallable Absolute Return Barrier Notes

Investment Strategies for Uncertain Markets

UBS AG $14,216,860 Notes linked to the S&P 500® Index due April 29, 2009

Investment Description

100% Principal Protection Autocallable Absolute Return Barrier Notes (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (the “underlying index”). The Notes provide an opportunity to hedge your exposure to the stocks constituting the underlying index while benefiting from any moderately positive or moderately negative performance of the underlying index. If the underlying index closes a certain percentage above or below the Index Starting Level (which percentage we refer to as the “Absolute Return Barrier”) on any single trading day, the Notes will be called immediately and on the Call Settlement Date you will receive only your principal. Otherwise, at maturity you will receive your principal plus a return equal to the absolute value of the return on the underlying index from the trade date to, and including, the final valuation date.

Features
☐	Hedging Opportunity—You have the potential to hedge your exposure to the constituent stocks of the underlying index while benefiting from any moderately positive or moderately negative performance over the 18-month term of the Notes.
☐	Potential for Equity-Linked Performance—If the underlying index never closes above the Upper Index Barrier or below the Lower Index Barrier during the Observation Period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.
☐	Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal. If the Notes are automatically called prior to maturity, you will receive a cash payment equal to 100% of your principal.
☐	Diversification—The Notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates

Trade Date	October 24, 2007
Settlement Date	October 29, 2007
Final Valuation Date*	April 24, 2009
Maturity Date*	April 29, 2009
*	Subject to postponement in the event of a market disruption event, as defined in the product supplement.
Notes Offered

These terms relate to Notes linked to the S&P 500® Index. The Absolute Return Barrier will be set on the trade date.

Underlying Index	Absolute Return Barrier	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
S&P 500® Index	20.0%	1515.88	1819.06	1212.70	902623859	US9026238595

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms set forth in the 100% Principal Protection Absolute Return Barrier Notes product supplement relating to the Notes, the accompanying prospectus and this Pricing Supplement. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-9 of the product supplement relating to the Notes for risks related to an investment in the Notes. The Absolute Return Barrier feature limits your appreciation potential. If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, the Notes will be called automatically on such trading day, and on the Call Settlement Date, you will receive only your principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Pricing Supplement, or the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Note	Total	Per Note	Total	Per Note
S&P 500® Index	$14,216,860	100%	$248,795.05	1.75%	$13,968,064.95	98.25%

UBS Investment Bank	UBS Financial Services Inc.
Pricing Supplement dated October 24, 2007

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes, which we refer to as the “100% Principal Protection Absolute Return Barrier Notes product supplement” or the “PPARN product supplement” and an index supplement for various securities we may offer, including the Notes, which we refer to as the “index supplement”) with the Securities and Exchange Commission, or SEC, for the offerings to which this Pricing Supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	PPARN product supplement dated June 28, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000034/v079332_pros-supp.htm

♦	Index supplement dated June 28, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000030/v079417_pros-supp.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “100% Principal Protection Absolute Return Barrier Notes” or the “Notes” refer to the Notes that are offered hereby. Also, references to the “PPARN product supplement” mean the UBS product supplement, dated June 28, 2007, references to the “index supplement” means the UBS index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The securities may be suitable for you if:

♦	You seek an 18-month investment with a return linked to the absolute return of the underlying index.
♦	You seek an investment that offers full (100%) principal protection on the Notes when held to maturity.
♦	You believe that the underlying index will appreciate or depreciate over the Observation Period and that any appreciation or depreciation is unlikely to exceed on any trading day the Upper or Lower Index Barrier, the maximum gain on the Notes at maturity.
♦	You are willing to hold the Notes to maturity, and if the Notes are automatically called, you are willing to receive your principal on the Call Settlement Date.
♦	You do not seek current income from this investment.
♦	You are willing to hold the Notes to maturity, and you are aware that there may be little or no secondary market for the Notes.

The securities may not be suitable for you if:

♦	You believe that the underlying index is likely to appreciate or depreciate over the Observation Period and that any appreciation or depreciation is likely to exceed on any trading day the Upper or Lower Index Barrier.
♦	You are unable or unwilling to hold an index-linked security, such as the Notes, that may be called before maturity without any additional return if the underlying index rises or falls by more than the Absolute Return Barrier.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment with uncapped return potential
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You seek current income from your investments.
♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$10
Term	18 months unless earlier called
Call Feature	The Notes will be called immediately if the closing level of the underlying index on any trading day during the Observation Period is above the Upper Index Barrier or below the Lower Index Barrier. If the Notes are called, you will receive a cash payment of $10 per Note.
Automatic Call Date	The first trading day, if any, during the Observation Period on which the closing level of the underlying index is above the Upper Index Barrier or below the Lower Index Barrier.
Call Settlement Date	Three business days following the Automatic Call Date, if any.
Payment upon Automatic Call (per Note)	If the Notes are called, you will receive a cash payment of the principal amount of each Note on the Call Settlement Date.
Payment at Maturity (per Note)	If the Notes are not called (because the closing level of the underlying index on any trading day during the Observation Period is not above the Upper Index Barrier or below the Lower Index Barrier), you will receive a cash payment per Note equal to:
$10.00 + ($10.00 × Absolute Index Return)
Absolute Index Return	Absolute value of: Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	1515.88, the closing level of the underlying index on the trade date
Index Ending Level	The closing level of the underlying index on the final valuation date
Observation Period	The period starting on, and including, the trade date and ending on, and including, the final valuation date
Absolute Return Barrier	20%
Upper Index Barrier	1819.06, the Index Starting Level x (1 + Absolute Return Barrier)
Lower Index Barrier	1212.70, the Index Starting Level x (1 – Absolute Return Barrier)

Determining Payment at Maturity

The Absolute Return Barrier feature limits your appreciation potential. If the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, the Notes will be called automatically on such trading day, and on the Call Settlement Date, you will receive only your principal.

Hypothetical Examples and Return Table of the Notes at Maturity

The following examples and table illustrate the payment at maturity and payment upon automatic call for a $10.00 Note on a hypothetical offering of the Notes, with the following assumptions:

Principal Amount:	$10.00
Index Starting Level:	1518.88
Principal Protection:	100% at maturity
Term:	18 months
Absolute Return Barrier:	20.00%
Upper Index Barrier:	1819.06, which is 20.00% above the Index Starting Level
Lower Index Barrier:	1212.70, which is 20.00% below the Index Starting Level
Observation Period:	The period starting on, and including, the trade date and ending on, and including, the final valuation date

Example 1 — If the return on the underlying index over the Observation Period is 15% and the underlying index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 2 — If the return on the underlying index over the Observation Period is -15% and the underlying index never closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period, investors would receive at maturity the principal amount of each Note plus a payment equal to 100% of the Absolute Index Return, as set forth below:

Payment at maturity per $10.00 Note principal amount	=	$10.00 + ($10.00 × (Absolute Index Return))
	=	$10.00 + ($10.00 × (100% × 15%))
	=	$11.50

Example 3 — If on a trading day during the Observation Period the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier, the Notes will be called automatically and investors will receive $10.00 on the Call Settlement Date for each Note (a 0.0% total return).

Hypothetical Return Table of the Notes at Maturity

		No Index Closing Outside Absolute Barrier**			An Index Closing Outside Absolute Return Barrier***
Index Ending Level	Index Return	Additional Amount at Maturity ($)*	Payment at Maturity ($)*	Return on Note (%)*	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note
3031.76	100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2728.58	80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2425.41	60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
2122.23	40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1819.06	20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
1743.26	15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1667.47	10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1591.67	5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1515.88	0%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
1440.09	-5%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
1364.29	-10%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
1288.50	-15%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
1212.70	-20.00%	$2.00	$12.00	20.00%	$0.00	$10.00	0.00%
909.53	-40%	N/A	N/A	N/A	$0.00	$10.00	0.00%
606.35	-60%	N/A	N/A	N/A	$0.00	$10.00	0.00%
303.18	-80%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100%	N/A	N/A	N/A	$0.00	$10.00	0.00%
*	Percentages have been rounded for ease of analysis
**	Calculation assumes that the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period
***	Calculation assumes that the Index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the PPARN product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Principal protection only if you hold the Notes to maturity or the Notes are called—You should be willing to hold your Notes to maturity. You will be entitled to receive at least the full principal amount of your Notes if you hold your Notes to maturity. If the Notes are called, you will receive only the principal amount of your Notes. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss.
♦	Market Risk—The return on the Notes, if any, is linked to the performance of the underlying index and will depend on whether the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period. You will receive no more than the full principal amount of your Notes if the underlying index closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period.
♦	The Absolute Return Barrier limits your potential return—The appreciation potential of the Notes is limited to the Absolute Return Barrier, regardless of the performance of the underlying index.
♦	No interest or dividend payments—You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the securities included in the underlying index.
♦	Credit of issuer—An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	There may be little or no secondary market for the Notes—The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.
♦	Secondary market impact—The secondary market price of the Notes will be influenced by many factors including the level or price of the underlying index, volatilities, dividends and interest rates. The principal protection and potential absolute index return will only apply at maturity, and the market price of the Notes prior to maturity will not directly correspond with the absolute return of the underlying index.
♦	Impact of fees on secondary market prices—Generally, the price of the Notes in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price—Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index, may adversely affect the market price of the underlying index and, therefore, the market value of the Notes.
♦	Potential conflict of interest—UBS and its affiliates may engage in business with the issuers of the stocks comprising the underlying index, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of the Issuer, will determine the Index Ending Level and payment at maturity based on observed levels of the underlying index in the market. The calculation agent can postpone the determination of the Index Ending Level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS—UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes. Any such research, opinions or recommendations could affect the value of the underlying index or the stocks included in such index, and therefore the market value of the Notes.

The Standard and Poor’s 500® Index

The Standard and Poor’s 500® Index (the “underlying index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the underlying index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the underlying index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the underlying index, with the number of companies included in each group as of October 23, 2007 indicated below: Consumer Discretionary (89); Consumer Staples (39); Energy (34); Financials (92); Health Care (53); Industrials (54); Information Technology (72); Materials (28); Telecommunications Services (9); and Utilities (30).

The graph below illustrates the performance of the underlying index from 6/30/97 to 10/24/07, as well as the Upper Index Barrier and the Lower Index Barrier, assuming an Index Starting Level of 1515.88, which was the closing level of the underlying index on October 24, 2007, and an Absolute Return Barrier of 20.00%.

Source: Bloomberg L.P.
Historical levels of the underlying index should not be taken as an indication of future performance.

What are the tax consequences of the Notes?

Some of the tax consequences of your investment in the Notes are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-25 of the PPARN product supplement.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income. Your cost basis in your Notes will be increased by the amount you are required to include in income.

We will complete the following paragraph in the final pricing supplement: We have determined the comparable yield for the Notes is equal to 4.53% per annum, compounded semiannually, with a projected payment at maturity of $10.70 based on an investment of $10.00. Based upon this comparable yield, if you are an initial holder that holds a Note until the scheduled maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.08 in 2007, $0.46 in 2008 and $0.16 in 2009. However, if the amount you receive at maturity is greater than $10.70 , you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2009 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $10.70, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2009 by an amount that is equal to such difference. If the amount you receive at maturity is less than $10.54, then you would recognize a net ordinary loss in 2009 in an amount equal to such difference. If the Notes are called and you accordingly receive a payment on your Notes equal to the principal amount of the Notes, you would not recognize any ordinary income in respect of your Notes in such year, and you would recognize a net ordinary loss in such year in an amount equal to the ordinary income you included in previous years, if any, in respect of your Notes. This comparable yield is neither a prediction nor a guarantee of what the actual payment you receive will be, or that the actual payment you receive will even exceed the full principal amount.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2007 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	392,756	321,452
Total Debt	392,756	321,452
Minority Interest(2)	6,139	5,024
Shareholders’ Equity	51,529	41,953
Total capitalization	450,154	368,429
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.81845 exchange rate in effect as of June 30, 2007).

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.